[Letterhead of Sutherland Asbill & Brennan LLP]

February 28, 2011

VIA EDGAR

Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	NeXt BDC Capital Corp.
Registration Statement on Form N-2, filed on January 7, 2010
File No. 333-171578

Dear Mr. Minore:

On behalf of NeXt BDC Capital Corp. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated as of February 17, 2011 with respect to the Company’s registration statement on Form N-2 (File No. 333-171578), filed with the Commission on January 7, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Company’s responses.  Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, such revisions have been included in Amendment No. 1 to the Registration Statement, filed concurrently herewith.

1.
The Company has filed a notice of intent to be regulated as a business development company ("BDC") on Form N-6F under the Investment Company Act of 1940 ("1940 Act"). In your response letter, discuss the Company's plans to register its shares under the Securities Exchange Act and when it intends to file an election to be regulated as a BDC on Form N-54A.

Dominic Minore, Esq.
February 28, 2011

The Company advises the Staff on a supplemental basis that it intends to file a registration statement on Form 8-A under the Securities Exchange Act of 1934, as amended, with respect to its common stock prior to effectiveness of the Registration Statement.  In addition, the Company intends to file an election to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-54A prior to effectiveness of the Registration Statement.

Registration Statement

Cover Page

2.
Add a footnote to the "Calculation of Registration Fee Under the Securities Act of 1933" table to clarify that the amount being registered also includes all shares issued pursuant to the underwriters' over-allotment option.

The Company has revised the cover page of the Registration Statement in response to the Staff’s comment.

Prospectus

Cover Page

3.	Revise the first sentence to indicate that the Company will have elected to be treated as a BDC under the 1940 Act prior to the time that the securities offered hereby could be sold.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

4.
Expand the third paragraph to clarify that NeXt Asset Management LLC is newly registered and, if true, is newly formed and has no experience managing a BDC. Also disclose, if true, that NeXt BDC Service Company, LLC has no experience administering a BDC.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that NeXt Asset Management, LLC was initially formed in November 6, 2009 and initially registered as an investment adviser with the Commission on August 24, 2010 in connection with its management of NeXt X Fund, a private global long/short absolute return fund.

5.	Disclose in a prominent manner that the Company's securities have no history of public trading.

Dominic Minore, Esq.
February 28, 2011

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

6.
Expand footnote (2) to include the per share dollar amount of the offering expenses and also disclose that the offering expenses, as well as the sales load, will immediately reduce the net asset value of each investor's shares.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

7.	In the paragraph immediately following the Table of Contents, disclose the Company's duty to update the prospectus during the offering period.

The Company has revised the paragraph immediately preceding the “Table of Contents” in response to the Staff’s comment.  The Company respectfully advises the Staff that the paragraph immediately following the “Table of Contents” is only intended to provide the required disclosure with respect to prospectus delivery obligations subsequent to completion of the offering.

Summary

8.	All of the information contained in this section, as well as elsewhere in the prospectus, should be presented on the basis of facts and not merely on the basis of what "we believe."

The Company has revised the disclosure set forth in the “Summary,” “Discussion of the Company’s Expected Operating Plans” and “Business” sections of the Prospectus in response to the Staff’s comment.

9.	Provide a balanced prospectus summary presentation to include bullet point disclosure of the material risks of an investment in the Company.

The Company has revised the disclosure set forth in the “Summary” section of the Prospectus in response to the Staff’s comment.

10.
In the first paragraph, delete the phrase "and the documents to which we have referred." In this regard, expand the prospectus disclosure to include any additional material information needed to make an informed decision whether to invest in the securities offered thereby.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Dominic Minore, Esq.
February 28, 2011

About NeXt Asset Management

11.
Expand the third paragraph and discuss the nature and the extent of the "access" to NeXtUp's proprietary research and analytical capabilities in the private company space. Are these rights of access unlimited or limited; are they available to the Company only through Mr. Moe; are they contractual or discretionary; are they provided free of charge or is there a cost involved?

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

12.
The sentence "NeXtUp's research universe currently includes companies such as Facebook, Twitter, LinkedIn, Zynga and Bloom Energy" should be deleted throughout the prospectus because its inclusion is potentially misleading and inappropriate.

The Company has removed the above-referenced disclosure throughout the Prospectus in response to the Staff’s comment.

13.
Expand the discussion to specify the amount of the management fee and the incentive fees that are payable by the Company under the Investment Management Agreement, and the amounts payable under the Administrative Agreement.

The Company has revised the disclosure set forth in the “Summary” section of the Prospectus in response to the Staff’s comment.

14.
Disclose that, unlike most advisory fees that are based on an entity's net assets, NeXt Asset Management's advisory fee is based on the Company's gross assets and, therefore, NeXt Asset Management will benefit when the Company incurs debt or uses leverage. Explain how the Company's Board of Directors will monitor this conflict of interest.

The Company has revised the disclosure set forth in the “Summary” section of the Prospectus in response to the Staff’s comment.

15.
Disclose that none of the awards or rankings constitutes an endorsement by any publication or organization of the securities being offered by this prospectus. Also, in your response letter, confirm to us that each publication identified in the Company's prospectus has consented to being named therein.

The Company has revised the disclosure throughout the Prospectus to remove references to awards or rankings in response to the Staff’s comment.

Dominic Minore, Esq.
February 28, 2011

Potential Competitive Advantages

16.
Reconcile the myriad claims and expectations described under each sub-heading of this section with the fact that the Company has no history of operations and that NeXt Asset Management apparently has never managed a business development company.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that, as highlighted under the heading “Potential Competitive Advantages,” NeXt Asset Management, LLC’s senior investment professionals, the members of its Advisory Board, and the members of the Company’s board of directors all have significant collective experience in both managing private funds and in researching and investing in the types of portfolio companies the Company intends to target.

Proven, transparent and repeatable investment process

17.	Disclose that investment process has not been "proven, transparent and repeatable" within the framework of a publicly registered BDC.

The Company has revised the “Summary” section of the Prospectus to provide the above-requested disclosure in response to the Staff’s comment.

18.	In your response letter, explain in what way the investment process is "proven."

The Company has revised the above-referenced disclosure to remove the word “proven” in response to the Staff’s comment.

19.	In your response letter, disclose the results of the "investment process that has been tested over the course of two decades."

The Company has revised the above-referenced disclosure to remove the word “tested” in response to the Staff’s comment.

The Offering

Administration Agreement

20.	Clarify whether there is no predetermined overall limit on the amount the Company will be obligated to reimburse NeXt BDC Service Company.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Leverage

21.	Disclose unequivocally whether the Company will use leverage during the first twelve months after its election to be regulated as a BDC.

Dominic Minore, Esq.
February 28, 2011

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Fees and Expenses

22.	Change the line item "Offering expenses borne by us (as a percentage of offering price)" to "Offering expenses borne by common shareholders (as a percentage of offering price)."

The Company has revised the above-referenced line item in response to the Staff’s comment.

23.	Insert the parenthetical (20%) next to the "Incentive fees payable under our advisory agreement" line item.

The Company has revised the above-referenced line item in response to the Staff’s comment.

24.	Delete the "Acquired find fees and expenses" line item and the parenthetical "(estimated)" accompanying the "Total annual expenses" line item.

The Company has deleted and revised the above-referenced line items, respectively, in response to the Staff’s comment.

25.	The footnotes to the fee table should be presented in non-italicized standard type.

The Company has revised the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment.

26.	Expand footnote (2) to indicate who paid the Company's organizational costs.

The Company has revised the above-referenced footnote in response to the Staff’s comment.

27.	In footnote (4), explain how "gross assets" is converted to "net assets."

The Company has revised the above-referenced footnote in response to the Staff’s comment.

28.
Expand footnote (4) to disclose that, because the base management fee is based on the Company's gross assets, when the Company uses leverage, the base management fee as a percentage of net assets attributable to common stock will increase.

Dominic Minore, Esq.
February 28, 2011

The Company has revised the above-referenced footnote in response to the Staff’s comment.

29.	The text of footnote (8) should be moved to another location in the prospectus outside of the fees and expenses section.

The Company has deleted the above-referenced footnote in response to the Staff’s comment.

Risk Factors

30.	The second sentence of the first paragraph refers to a "prospectus supplement." In your response letter, explain how a prospectus supplement is used in a firm commitment offering.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

31.
Revise the first paragraph to make clear that the material risks of investing in the securities offered by this prospectus are nonetheless described therein. In this regard, add any additional risk disclosure to ensure that the material risks are disclosed.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

32.	Provide a risk factor reflecting NeXt Asset Management's recent formation and lack of experience operating and administering a business development company.

The Company has revised the disclosure set forth in the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

33.
Disclose whether the Company has a policy that limits the amount of its assets that may be invested in illiquid securities. In the alternative, state that all of the Company's assets may be invested in illiquid securities, and the risks associated therewith.

The Company has revised the disclosure set forth in the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

34.
In your response letter, confirm that the Company will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Company and, if true, that they are subject to the Company's overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

Dominic Minore, Esq.
February 28, 2011

The Company confirms to the Staff that it does not have any present intention to engage in reverse purchase agreements.

There are significant potential conflicts of interest which…

35.	Expand the third paragraph to disclose whether investment opportunities will be allocated strictly on a pro-rata basis or on a more subjective basis. If the latter, disclose the risks.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that it does not expect investment opportunities to generally be allocated on a pro rata basis in view of the prohibition against joint investments imposed under Section 57 of the 1940 Act.

36.
Delete the parenthetical "(as such term is defined in Item 404 of Regulation S-K)" and, instead, provide a plain English definition of "related parties" within the context of Item 404 of Regulation S-K.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Our incentive fee may induce NeXt Asset Management...

37.
Briefly highlight how the Company's Board of Directors will monitor the conflict of interests described therein. Also, expand the discussion to disclose that the Company's investment advisor also controls the timing of when capital gains and losses will be realized on the Company's investments and that it therefore has a conflict of interest to maximize its incentive fee even though the timing may not be in the best interests of the Company's shareholders.

The Company has revised the above-referenced risk factor in response to the Staff’s comment.

38.
Disclose that the Company will accrue as a liability each time it calculates net asset value the amount by which it may owe the investment advisor for the incentive fee, based on the unrealized and realized capital appreciation.

The Company has revised the disclosure set forth in the “Discussion of the Company’s Expected Operating Plans” and “Investment Advisory Agreement” sections of the Prospectus in response to the Staff’s comment.

Dominic Minore, Esq.
February 28, 2011

Regulations governing our operation as a business development company affect our ability…

39.
Disclose that should the Company issue debt and/or preferred stock as a means of leverage, all of the costs of offering and servicing debt and/or preferred stock, including interest and/or dividend payments, will be borne entirely by the Company's common shareholders. Also disclose that the interests of the holders of debt and/or preferred stockholders are not necessarily aligned with the interests of common stockholders and that the rights of holders of debt and/or preferred shares to receive interest, dividends and/or principal repayment will also be senior to those of the holders of common shares.

The Company has revised the above-referenced risk factor in response to the Staff’s comment.

40.	In your response letter, confirm that the Company will not borrow from, grant security interests to, or pledge assets to affiliates.

The Company confirms to the Staff that it will not borrow from, grant security interest to, or pledge assets to affiliates of the Company in violation of the 1940 Act.

41.	Disclose that any person from whom the Company borrows will not have either a veto power or a vote in approving or changing any of the Company's investment policies.

The Company has revised the above-referenced risk factor in response to the Staff’s comment.

42.	Disclose whether any grant of a security interest in the Company's assets in connection with any borrowing by the Company will be limited to a maximum percentage of the Company's total assets.

The Company has revised the above-referenced risk factor in response to the Staff’s comment.

43.
Disclose whether, when the Company issues preferred stock, some directors will represent both common stockholders and preferred stockholders, if they will, disclose the potential conflict of interest this may present.

The Company has revised the above-referenced risk factor in response to the Staff’s comment.

Provisions of the Maryland General Corporation Law...

44.	In the second sentence, insert the word "us" after the word "exempting."

Dominic Minore, Esq.
February 28, 2011

The Company has revised the above-referenced risk factor in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that, in accordance with the applicable provisions of the Maryland Control Share Act, the Company’s bylaws exempt any and all acquisitions of shares of the Company’s common stock from the restrictions imposed under the Maryland Control Share Act, rather than exempting the Company itself from the Maryland Control Share Act.

Prior to this offering, there has been no public market...

45.
Disclose, as applicable, the risk of the Company's inability to obtain or sustain a stock market listing for shares of its common stock. In your response letter, indicate whether the Company may still proceed with this offering in the event that it is unable to obtain a listing for shares of its common stock on the NASDAQ Capital Market.

The Company has revised the above-referenced risk factor in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that it does not intend to proceed with the proposed offering unless its shares of common stock have been accepted for listing on the NASDAQ Capital Market subsequent to completion thereof.

Forward-Looking Statements and Projections

46.
Expand the last sentence of the last paragraph to indicate that "safe harbor" provisions found in Section 21E of the Securities Exchange Act of 1934 also do not apply to statements made in the Company's Exchange Act periodic reports.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Use of Proceeds

47.
Expand the prospectus summary section to specify the maximum period during which, as well as the amount of the "reduced" management fee, that will be payable while the net proceeds from this offering are invested in the types of assets identified in the third to the last sentence of this section.

The Company has revised the disclosure set forth in the “Summary” section of the Prospectus in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that, as disclosed in the “Use of Proceeds” section of the Prospectus, the management fee payable to the Company’s investment adviser will not be reduced while the proceeds of this offering are invested in temporary investments.

Dominic Minore, Esq.
February 28, 2011

Distributions

48.
In the last paragraph, clarify that stockholders who receive distributions in the form of additional shares of common stock will nonetheless be required to pay applicable federal, state or local taxes on the reinvested dividends but will not receive a corresponding cash distribution with which to pay any applicable tax. Also disclose the reinvested dividends increase the Company's gross assets on which a management fee and an incentive management fee are payable to NeXt Asset Management.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that it does not believe that an increase in gross assets necessarily results in an increase in the incentive fees payable to the Company’s investment adviser, given that the incentive fee is only payable with respect to realized capital gains on investments, computed net of realized losses and unrealized capital depreciation.

Discussion of the Company's Expected Operating Plans

Expenses

49.
In your response letter, identify which of the Company's fee table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

The Company advises the Staff on a supplemental basis that the management fees payable to the Company’s investment adviser are listed under the line item “Base management fee” under the heading “Annual expenses” in the “Fees and Expenses” section of the Prospectus.  In addition, although the Company does not presently anticipate receiving sufficient realized capital gains during the 12 months following completion of this offering to require the payment of incentive fees to its investment adviser, any incentive fees payable to the Company’s investment adviser would be listed under the line item “incentive fees payable under our investment advisory agreement.”  Also, while the Company will not incur leverage during the 12 months following completion of this offering, any interest payable on borrowings would be included under the line item “Interest payment on borrowed funds.”  All other overhead and related administrative expenses are included under the line item “Other expenses.”  The Company further confirms that all of the cost and expenses set forth under the headings “Stockholder transaction expenses” and “Annual expenses” will be reflected in the example presentation included in the “Fees and Expenses” section of the Prospectus.

50.
In your response letter, confirm that estimates of all of the costs and expenses for which the Company will reimburse NeXt Asset Management, NeXt BDC Service Company, LLC, the underwriters or their affiliates are included in the prospectus fee table and expense example presentation.

Dominic Minore, Esq.
February 28, 2011

The Company confirms to the Staff that the estimated cost and expenses for which the Company will reimburse NeXt Asset Management, NeXt BDC Service Company LLC, the underwriters or any of their respective affiliates have been reflected in the estimated amounts included under the headings “Stockholder transaction expenses” and “Annual expenses,” as well as in the example presentation included in the “Fees and Expenses” section of the Prospectus.

Financial Condition, Liquidity and Capital Resources

51.
Disclose the approximate amount of time that the cash flows from the net proceeds of this offering and from the Company's investments are expected to sustain the Company's operations. Also disclose the expected time frame of "any future offerings of securities" by the Company, as well as the type and amount of securities that would likely be offered by the Company.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Competition

52.	Disclose whether the Company's primary competitors also include other BDCs.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Compensation of Executive Officers

53.
Delete the phrase "as such term is defined in Section 2(a)(19) of the 1940 Act" and instead provide a plain English definition of the phrase "interested persons of any party" within the meaning of Section 2(a)(19) of the 1940 Act.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Investment Objectives and Principal Investment Strategy

54.
Disclose whether any of the Company's assets that may be invested in non-U.S. issuers of securities, generally, and in emerging market issuers of securities, specifically. If such investments are permitted, then also specify the maximum percentage of the Company's assets that may be so invested and add applicable risk disclosure.

The Company has revised the disclosure set forth in the “Summary,” “Risk Factors” and “Business” sections of the Prospectus in response to the Staff’s comment.

Dominic Minore, Esq.
February 28, 2011

Administration Agreement

55.
Clarify, if true, that all expenses pertaining to the administration of the Company are limited to reimbursement on a cost basis without any profit markup and that the Company is not otherwise obligated to pay an administration fee.

The Company has revised the disclosure set forth in the “Administration Agreement” section of the Prospectus in response to the Staff’s comment.

56.
Disclose whether there is any predetermined overall limit on the amount that the Company will be obligated to pay under the Administration Agreement. If there is no such limit, also add risk factor disclosure pertaining to the lack of a limit on expenses.

The Company respectfully refers the Staff to its response to Comment No. 20 above.  In addition, the Company has revised the disclosure set forth in the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

Certain Relationships and Transactions

57.	Change the heading of this section to "Related Party Transactions and Certain Relationships."

The Company has revised the above-referenced heading in response to the Staff’s comment.

58.	Expand the sixth paragraph to disclose the estimated dollar amount of the fees and expenses identified therein.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Regulation as a Business Development Company-General

59.	Specify the percentage vote required for the Company to de-elect its status as a BDC.

The Company respectfully refers the Staff to second paragraph under the “Regulation as a Business Development Company” section of the Prospectus.

60.	Revise the seventh paragraph to state, instead, that the Company will be subject to periodic examination by the SEC for compliance with the 1940 Act.

Dominic Minore, Esq.
February 28, 2011

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Management-Board of Directors and Executive Officers-Directors

61.	Please note that the requirements of Section 56(a) of the 1940 Act must be satisfied at the time that the Company files its Form N-54A.

The Company acknowledges the Staff’s comment.

62.
For each director, briefly identify the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Company at the time that the disclosure is made, in light of the Company's business and structure. See Item 18.17 of Form N-2.

The Company has revised the biographies of each of its directors included in the “Management” section of the Prospectus in response to the Staff’s comment.

Interested Directors

63.	Specify Mr. Klein's current "financial relationship with Ladenburg Thalmann & Co. Inc."

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Description of Securities

64.
Delete the second sentence and instead expand the disclosure to highlight, in plain English, the material terms of the Maryland General Corporation Law and the Company's charter and bylaws that are relevant to this section of the prospectus.

The Company has revised the disclosure set forth in the “Description of Securities” section of the Prospectus in response to the Staff’s comment.

Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

65.
Disclose, if true, that all material "provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise" are summarized in the prospectus. In the alternative, expand the disclosure to summarize all such provisions.

Dominic Minore, Esq.
February 28, 2011

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Underwriting

66.
In your response letter, discuss legal authority that allows the representative to change the public offering price and other selling terms if all of the shares are not sold at the initial offering price. Would the offering of shares at a different public offering price constitute a new offering? What rights would shareholders who purchased at a higher public offering price or on less favorable "other selling terms" have? Also identify the "other selling terms" that could be changed. We may have further comments.

The Company has revised the disclosure set forth in the “Underwriting” section of the Prospectus in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that Ladenburg Thalmann & Co Inc., as representative of the underwriters (“Ladenburg”), has advised the Company that it will not change the public offering price or other selling terms from those that appear in the final version of the Prospectus filed subsequent to pricing of the offering.

67.
In your response letter, describe the extent of the market-making transactions referred to in the tenth paragraph. Will they be limited to market making in connection with this offering, only extending through the completion of the distribution, or will they extend past the completion of the distribution. If the latter, discuss the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933 on which the participants will rely.

The Company has revised the disclosure set forth in the “Underwriting” section of the Prospectus in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that it has been advised that Ladenburg will only conduct stabilization transactions in the Company’s common stock in connection with this offering, and will only do so through completion of the distribution.

68.	Please confirm to the staff whether FINRA has approved the underwriting terms of the Company's offering, including overall underwriting cap set at 10% of the total offering price.

The Company advises the Staff on a supplemental basis that the underwriting terms of the offering have been submitted for review by FINRA, but have not yet been approved.  In addition, the Company advises the Staff on a supplemental basis that the reference to the 10% cap on total underwriting compensation set forth in FINRA Rule 2310 has been included in the “Underwriting” section of the Prospectus in response to an informal position of the FINRA review staff, but does not reflect the actual underwriting compensation to be received by the underwriters in this offering, which is expected to be less than the maximum permitted by Rule 2310.

Dominic Minore, Esq.
February 28, 2011

69.
Under a separately captioned "Additional Compensation to Underwriters" section, disclose the types of services and the amount of fees that will be paid under the various arrangements referenced in the penultimate paragraph of this section. Clarify whether the fees are one-time fees or whether they are payable annually.   Also file all agreements in respect of such services to be rendered and the compensation to be paid as exhibits to the registration statement.

The Company has revised the “Underwriting” section of the Prospectus to remove the penultimate paragraph thereof in response to the Staff’s comment.  In addition, the Company advises the Staff on a supplemental basis that neither Ladenburg nor any of the other underwriters that will participate in the offfering have performed services on behalf of the Company, its investment adviser or any of their respective affiliates, nor has any underwriter entered into any agreement with respect to the future provision of such services to the Company, its investment adviser, or any of their respective affiliates.

Closing

70.
If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

The Company advises the Staff on a supplemental basis that it only intends to omit pricing and related information pertaining to the offering, including the final underwriting discounts and commissions, the number of shares sold and the net proceeds therefrom, from the Prospectus as of the effective date of the Registration Statement in accordance with Rule 430A under the Securities Act.  The Company intends to include estimates of the foregoing in the Prospectus prior to effectiveness of the Registration Statement.

71.
We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Company acknowledges the Staff’s comment.

72.	Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

The Company acknowledges the Staff’s comment and has made conforming changes where appropriate throughout the Prospectus.

Dominic Minore, Esq.
February 28, 2011

73.
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

The Company acknowledges the Staff’s comment and has included revisions in response to the Staff’s comment in the Prospectus included in Amendment No. 1 to the Registration Statement, filed concurrently herewith.

74.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Company advises the Staff on a supplemental basis that it does not expect to seek any no-action or exemptive relief in connection with the Registration Statement, or the offering contemplated therein.

75.	You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

The Company acknowledges the Staff’s comment.

76.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges the Staff’s comment.

77.	In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Dominic Minore, Esq.
February 28, 2011

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The Company acknowledges the Staff’s comment.

77.
We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

The Company acknowledges the Staff’s comment.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Michael T. Moe / NeXt BDC Capital Corp.
John Mahon / Sutherland Asbill & Brennan LLP